Equal Energy Announces Its Results for the Third Quarter
Ended September 30, 2011

Calgary, Alberta – (CNW – November 10, 2011) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU): (NYSE: EQU) is pleased to announce its financial and operating results for the third quarter ended September 30, 2011.

Don Klapko, President and Chief Executive Officer commented, “The third quarter of 2011 represents the first full quarter incorporating the Hunton production from the June 1, 2011 acquisition of the principal assets of our former joint venture partner in Oklahoma.  Our production volume averaged 11,263 boe per day for Q3 2011, representing a 19% increase over the Q2 2011 average of 9,467 and a 28% increase from Q3 2010 of 8,777 boe per day.”

Subsequent to the quarter end, Equal announced the divestiture of non-core assets for proceeds of $49.4 million with the intention of improving the balance sheet.  In particular, we now have all the required financial flexibility to retire the $39.1 million of 8.25% convertible debentures coming due in June 2012.

Q3 2011 was a very active quarter with the drill bit with up to four rigs running, two in Canada and two in Oklahoma.  Capital expenditures during the quarter were $29 million focused on our core plays at Twin Cities Central Dolomite, Alliance Viking and Lochend Cardium with additional capital spent on a seven well vertical Hunton program at our K9/Big Bird area in Oklahoma.

Oklahoma

Hunton Vertical Program
Our seven well vertical drilling program in Oklahoma has successfully added to our Hunton production and also has the added benefit of preserving the Mississippian rights in the seven sections drilled that would have otherwise expired prior to the end of Q3.  By the end of Q3, six of the seven wells were tied-in and producing a total of approximately 270 boe per day with one well awaiting tie in during Q4.  One well of this program was perforated in the Mississippian zone and is showing encouraging results.  This well will require fracture stimulation to achieve its full potential and is planned for early 2012.

Emerging Mississippian Play
Equal now has over 11,100 net undeveloped acres held by production in the Mississippian play and another 8,700 net undeveloped acres held under leases.  This land base has enough size to add a stand-alone Mississippian play to our portfolio and is located in an area that has seen significant nearby drilling activity by large U.S. independent E&P companies using horizontal, multi-stage frac technology.  Equal is reviewing the various alternatives to develop this asset during the upcoming year.

Twin Cities/Central Dolomite Core Area
In our Twin Cities/Central Dolomite area (“TCCD”) where 2011 drilling commenced on March 26, 2011 we continue to demonstrate our core Hunton drilling performance and the drilling results have confirmed our optimism about this play.  One TCCD well drilled by Equal in 2010 came on stream on October 28, 2010, inclined steadily for the first four months and continues to produce at a steady rate of 160 boe per day.

During 2011, Equal has drilled a total of six TCCD horizontal multi-leg wells.  To date, five of the six wells are on production with performance on average meeting expectation, delivering total production at this time of approximately 510 boe per day.  The sixth TCCD well is expected to be tied-in during November 2011.

Canada

In Canada, we brought on more oil in our two core light oil reserve plays with generally improving performance as we advance our knowledge of the geology and drilling and completion techniques.

Viking
During Q3, we drilled an additional three Viking oil wells, resulting in a total of nine wells drilled in 2011 and a total of fifteen wells into the play.  All wells are currently on production.  During the quarter, we also tested new drilling and completion techniques that included the use of a built-for-purpose drilling rig, a modified casing strategy and an innovative continuous fracture stimulation tool.  We believe that ultimately these methods will result in lower costs and better productivity as we tackle this large resource on Company lands.

Cardium
During Q3, we drilled and brought on stream one additional Cardium oil well bringing the total to three for 2011 and a total of eight wells drilled into the play.  The three 2011 wells are among the strongest of all our wells drilled to date.  Participation in an industry gas gathering system allowed us to ship the first of our associated gas production from this play, which until now has not be saleable.  By early 2012, we anticipate having all our associated gas conserved and sold into the market.

The following table is a summary of selected financial and operational information for the three and nine months ended September 30, 2011 with comparative 2010 figures.
	Three months ended September 30			Nine months ended September 30
Q3 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	44,452	34,267	30%	121,354	109,009	11%
Funds from operations (1)	17,435	11,402	53%	45,617	37,302	22%
Per share – basic ($)	0.50	0.42	19%	1.47	1.58	(7%)
Per share – diluted ($)	0.50	0.42	19%	1.43	1.58	(9%)
Net income/(loss)	(2,642)	(3,111)	(15%)	468	(4,096)	(111%)
Per share – basic ($)	(0.08)	(0.11)	(27%)	0.02	(0.17)	(112%)
Per share – diluted ($)	(0.08)	(0.11)	(27%)	0.01	(0.17)	(106%)
Total assets	536,232	397,499		536,232	397,499
Working capital deficit including long-term debt (2)	(141,864)	(3,995)		(141,864)	(3,995)
Convertible debentures	80,332	120,016		80,332	120,016
Shareholders’ equity	243,810	216,904		243,810	216,904
SHARES OUTSTANDING
Shares outstanding – basic (000s)	34,667	27,115		31,124	23,551
Shares outstanding – diluted (000s)	34,667	27,115		31,849	23,551
Shares outstanding at period end (000s)	34,736	27,673		34,736	27,673
OPERATIONS
Average daily production
Oil (bbls per day)	2,306	2,596	(11%)	2,472	2,473	0%
NGL (bbls per day)	3,580	2,395	49%	2,869	2,530	13%
Gas (mcf per day)	32,264	22,713	42%	26,767	25,672	4%
Total (boe per day)	11,263	8,777	28%	9,802	9,282	6%
Average sales price
Oil ($ per bbl)	82.24	68.00	21%	81.70	70.32	16%
NGL ($ per bbl)	48.40	38.23	27%	49.04	41.63	18%
Gas ($ per mcf)	3.73	4.59	(19%)	3.80	4.68	(19%)
Cash flow netback (1) ($ per boe)
Revenue (3)	42.90	42.44	1%	45.35	43.02	5%
Royalties	8.82	8.23	7%	9.17	8.83	4%
Production expenses	11.11	11.88	(6%)	11.63	10.80	8%
Transportation expenses	0.39	0.62	(37%)	0.49	0.69	(29%)
Operating netback	22.58	21.71	4%	24.06	22.70	6%
General and administrative	2.67	5.94	(55%)	3.62	5.10	(29%)
Cash interest expense	2.81	3.49	(19%)	3.19	3.34	(4%)
Other cash costs	0.27	(1.84)	(115%)	0.20	(0.46)	(143%)
Cash flow netback	16.83	14.12	19%	17.05	14.72	16%
(1)	Funds from operations and cash flow netback are non-GAAP financial measures.
(2)
Working capital deficit including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding convertible debentures and unrealized gains/losses on commodity contracts.

(3)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended September 30, 2011 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

For further information:
Dell Chapman Chief Financial Officer (403) 538-3580 or (877) 263-0262	Don Klapko President & CEO (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.